

July 23, 2010

Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

> **Re:**   **Web.com Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 000-51595**

Dear Mr. Carney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1.    We refer to your disclosure on page 13 regarding third-party providers. Please tell us whether you considered including a risk factor discussing the material adverse effects, if any, that the termination of your relationships with these third-party technology vendors would have on your operations. In this regard, you may wish to consider providing quantitative disclosure regarding the percentage of your total revenue derived from these third-party vendors.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

2.      We refer to your 2009 second quarter earnings conference call.  Please tell us what consideration you gave to including in your overview quantitative and qualitative disclosure regarding customer churn in order to provide a more balanced, executive-level discussion that identifies the most important themes or other significant matters used by management to evaluate your financial condition and operating results.  Refer to Section III.A of SEC Release No. 33-8350.

Results of Operations, page 31

3.      We note on page 32 that subscription revenue earned during 2009 declined from subscription revenue earned during 2008 due to a "decrease in average revenue per subscriber." We further note a similar explanation on page 34 with respect to subscription revenue earned during 2008 as compared to subscription revenue earned during 2007.  Please tell us the extent to which you use "average revenue per subscriber" as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company.  In addition, tell us what consideration you gave to disclosing this metric for the periods presented in your MD&A.  Refer to Section III.B.1 of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 32

4.      Since goodwill impairment is a critical estimate we encourage you to consider the following disclosures in future filings for your reporting unit at risk of failing step one of the impairment test defined in ASC 350:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g.; the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The foregoing suggested disclosures need not be provided if you assert and disclose that material goodwill does not exist that is at risk of failing step one or that your reporting unit is not at risk. Alternatively, consider disclosing the supporting rationale if material goodwill is at risk, but disclosure is deemed unnecessary.

Non-GAAP Financial Measures, page 36

5.      We note your disclosure that non-GAAP financial measures help "management and investors gauge [y]our ability to generate cash flow" and that you exclude certain "non-cash charges" from your non-GAAP measures.  Similarly, we note that Exhibit 99.1 in your Form 8-K dated February 9, 2010 states your belief that excluding items such as stock-based compensation, amortization of intangible assets and depreciation provides meaningful information regarding your "liquidity and [your] ability to invest in research and development and fund acquisitions and capital expenditures."  Based upon these disclosures, it appears that you are trying to convey information regarding your liquidity and cash generation. If this is intended as a liquidity measure, please explain to us why you chose to reconcile these measures to net income, net income (loss) per share, operating (loss) and operating margin, as applicable.  Refer to Footnote 26 in SEC Release No. 34-47226.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity, page 38

6.      We note that due to the short-term nature of your investment portfolio, you have concluded that you do not have any material exposure to changes in the fair value of your investment portfolio.  However, we further note that investment income of $233,000 comprises 15% of income from continuing operations.  Please consider including quantitative disclosure regarding the impact that interest rate changes may have on future earnings or cash flows.  Refer to Item 305 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

Consolidated Statements of Operations, page 46

7.      We note your tabular presentation in footnote (a) on the face of the Consolidated Statements of Operations which includes a total of stock based compensation.  Pursuant to SAB Topic 14F, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.  The guidance in SAB Topic 14F,

however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Please tell us how you considered the guidance in SAB Topic 14F as it relates to your current disclosures and describe how you intend to comply with such guidance in your future filings. In addition, refer to Section I.B.2 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06).

Note 8. Restructuring Costs and Other Reserves, page 61

8.      You disclosed that "(d)ue to the expiration of the statute of limitations and other legal resolutions, $987 thousand of assumed liabilities were released into income during 2009." Tell us how the accounting for this release complies with the legal release notion and guidance in ASC 405-20-40-1.b. We believe that de-recognition of such liabilities is not appropriate unless a debtor has been legally released by statute or received a declaratory judgment releasing it from the liabilities.

Part III (Incorporated by Reference from the Definitive Proxy Statement filed on March 23, 2010)

Nominating and Corporate Governance Committee, page 9

9.      We note that while you have no formal policy on diversity, your Nominating and Corporate Governance committee considers diversity in assessing candidates for your board of directors. With a view toward providing enhanced disclosure in subsequent filings, please tell us how your Nominating and Corporate Governance committee considers diversity in identifying nominees for directors. Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 18

10.     For each entity shareholder listed, please identify the individual or individuals possessing dispositive and/or voting control over the shares held by such entity.

Compensation of Executive Officers, page 31

11.     Please tell us why you have not provided executive compensation disclosure for your three most highly compensated executive officers other than your principal executive officer and your principal financial officer. See Item 402(a)(3)(iii) of Regulation S-K. Refer also to Exchange Act Rule 3b-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3226 with any other questions.

Sincerely,


Craig Wilson
Senior Assistant Chief Accountant